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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                           (Amendment No. ________)*

                               Olympic Steel, Inc.
                         ------------------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                    68162K106
                         ------------------------------
                                 (CUSIP Number)

                                David A. Wolfort
                               5096 Richmond Road
                           Bedford Heights, Ohio 44146
                            Telephone: (216) 292-3800

                                 With a copy to:
                             Michael A. Ellis, Esq.
                  Kahn, Kleinman, Yanowitz & Arnson Co., L.P.A.
                       1301 East Ninth Street, Suite 2600
                           Cleveland, Ohio 44114-1824
                            Telephone: (216) 696-3311
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 22, 2001
             -------------------------------------------------------
             (Date of Event which Requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13D

------------------------------------------------------------- ----------------- -----------------------------------------------
CUSIP No.                                                                             Page      2       of       5       Pages
                                                                                          -------------    -------------
68162K    106
------------------------------------------------------------- ----------------- -----------------------------------------------

---------------------- --------------------------------------------------------------------------------------------------------
          1            NAME OF REPORTING PERSON
                       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

                       David A. Wolfort
---------------------- --------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)              (a)   [   ]
                                                                                                        (b)   [   ]
---------------------- --------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- --------------------------------------------------------------------------------------------------------
          4            SOURCE OF FUNDS (See Instructions)

                       SC
---------------------- --------------------------------------------------------------------------------------------------------
          5            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(e)


---------------------- --------------------------------------------------------------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION

                       U.S.A.
---------------------- -------- -----------------------------------------------------------------------------------------------
  NUMBER OF SHARES        7     SOLE VOTING POWER
 BENEFICIALLY OWNED
  BY EACH REPORTING             551,467
     PERSON WITH
                       -------- -----------------------------------------------------------------------------------------------
                          8     SHARED VOTING POWER


                       -------- -----------------------------------------------------------------------------------------------
                          9     SOLE DISPOSITIVE POWER

                                551,467
                       -------- -----------------------------------------------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER


---------------------- --------------------------------------------------------------------------------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       551,467
---------------------- --------------------------------------------------------------------------------------------------------
         12            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

                       X
---------------------- --------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       5.7%
---------------------- --------------------------------------------------------------------------------------------------------
         14            TYPE OF REPORTING PERSON (See Instructions)

                       IN
---------------------- --------------------------------------------------------------------------------------------------------

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         This Report on Schedule 13D is being made by David A. Wolfort and relates to the Common Stock, without par value, of Olympic Steel, Inc., an Ohio corporation.

ITEM 1.  SECURITY AND ISSUER.

         The title of the class of equity securities to which this statement relates is common stock, without par value ("Common Stock"), of Olympic Steel, Inc., an Ohio corporation ("Olympic"). The address of Olympic's principal executive office is 5096 Richmond Road, Bedford Heights, Ohio 44146.

ITEM 2.  IDENTITY AND BACKGROUND.

          a)   The name of the person filing this report is David A. Wolfort;

          b) The business address of Mr. Wolfort is 5096 Richmond Road, Bedford Heights, Ohio 44146;

          c) The present principal occupation or employment of Mr. Wolfort is President and Chief Operating Officer of Olympic, whose address is 5096 Richmond Road, Bedford Heights, Ohio 44146;

          d) During the last five years, Mr. Wolfort has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

          e) During the last five years, Mr. Wolfort was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws; and

          f)   Mr. Wolfort is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Mr. Wolfort was elected President of Olympic effective January 1, 2001. As part of Mr. Wolfort's compensation and incentive package, Olympic, on February 22, 2001, agreed to loan Mr. Wolfort $675,000 (the "Loan") to purchase 300,000 shares of Olympic's Common Stock directly from the Company. The Loan is evidenced by a five year promissory note bearing interest at 5.07%. Pursuant to a Security Agreement between Mr. Wolfort and Olympic, Mr. Wolfort has pledged the 300,000 shares to Olympic as security for the Loan.
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ITEM 4.  PURPOSE OF THE TRANSACTION.

         The purpose of the transaction is to effect the purchase by Mr. Wolfort of 300,000 shares of Olympic's Common Stock and to create an equity incentive for Mr. Wolfort in connection with the performance of his duties for the Company. It is anticipated that any benefits derived by such incentive will provide an equal benefit to all shareholders as a result in the increase in shareholder value.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

          As of March 12, 2001, there were 9,631,100 shares of Common Stock outstanding. As of the date hereof, Mr. Wolfort beneficially owns 551,467 shares of Common Stock or approximately 5.7% of the shares of Common Stock of Olympic, including:

          (a)  532,800 shares of Common Stock owned directly by Mr. Wolfort; and

          (b) Options, exercisable, within 60 days hereof, held by Mr. Wolfort to purchase 18,667 shares of Common Stock.

         In addition, 113,000 shares of Olympic's Common Stock are held in trust for the benefit of Mr. Wolfort's children. Mr. Wolfort disclaims any beneficial interest in these shares.

ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER.

         The information set forth in Item 3 of this Schedule 13D is hereby incorporated by reference herein.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         Exhibit A         Promissory Note dated February 22, 2001

         Exhibit B         Pledge Agreement dated February 22, 2001



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                                   SIGNATURES

         After reasonable inquiry and to the best of my respective knowledge and belief, I certify that the information set forth in this Statement is true, correct and complete.


                                             /s/ David A. Wolfort
Dated:  March 15, 2001                       -----------------------------------
                                             David A. Wolfort, individually